82-1235

Gold

# MOUNT BURGESS MINING N.L.

ABN 31 009 067 476





# CONSOLIDATED FINANCIAL REPORT

# FOR THE

# HALF YEAR ENDED

# 31 DECEMBER 2003



This Financial Report contains information required under ASX Listing Rule 4.2A and should be read in conjunction with the Annual Report 2003.



dlw 5/19

## REPORT OF DIRECTORS FOR THE HALF YEAR TO 31 DECEMBER 2003

The Directors of Mount Burgess Mining N.L. herewith submit the financial report for the half year ended 31 December 2003. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

**Directors**

The names of the Directors of the Company who have held office during the whole of the half year and up to the date of this report are:

Nigel Raymond Forrester (Chairman and Managing Director)
Godfrey Edward Taylor
Ronald William O'Regan

Alfred P Stirling was appointed as a Director on 1 December 2003 and continues in office at the date of this report.

Jeffrey John Moore was a Director from the beginning of the half year until his resignation on 22 January 2004.

### RESULTS AND REVIEW OF OPERATIONS

**Exploration**

During the six months to 31 December 2003, the consolidated entity conducted diamond exploration for kimberlites at Tsumkwe in Namibia and basemetals exploration at Kihabe in Botswana.

At Tsumkwe, where the consolidated entity has a 90% interest in the project, the consolidated entity conducted gravity programmes, loam sampling and drilling in the search for kimberlites. To date three kimberlites have been found at this project.

At Kihabe, where the consolidated entity has a 100% interest, drilling over a 2.6 km long zinc anomaly was conducted, where five R.C. drillholes intersected significant zones of zinc, lead and silver mineralisation.

**Corporate**

The loss for the six months to 31 December 2003 amounted to $330,881 after including the profit on sale of equity investments of $130,750.

**Capital Raising**

During the six months to 31 December 2003, the consolidated entity made the following capital raisings:

- On 31 July 2003, the Company placed 5,000,000 shares at $0.08 per share to raise $400,000, and
- On 22 October 2003, the Company placed 6,000,000 shares at $0.14 per share to

raise $840,000.



**Subsequent Events**

No matters or circumstances of which the Directors are aware, other than those referred to in the financial statements or notes thereto, have arisen since the end of the half year which significantly affect, or may significantly affect, the operations, results or state of affairs of the consolidated entity in financial years after the financial half year, other than as follows:

On 7 January 2004, the Company entered into a joint venture agreement with Barrick Gold of Australia Limited (BGAL) in respect of its Telfer project tenements. BGAL must spend $5 million to earn a 51% equity in the Telfer project, at which point the Company can elect to either contribute pro-rata or be free carried through to mining with a 25% equity.

Since 31 December 2003, the Company has raised a further $700,000 through the placement of 7,000,000 shares at $0.10 per share, as announced to the Stock Exchange on 13 February 2004. The financial effect of the above transaction has not been brought to account as at 31 December 2003.

Signed in accordance with a resolution of directors.

**N R Forrester**
**Chairman and Managing Director**

Signed at Perth this eleventh day of March 2004.

## DIRECTORS' DECLARATION FOR THE HALF YEAR TO 31 DECEMBER 2003

The Directors declare that:

a) The financial statements and notes thereto comply with accounting standards;

b) The financial statements and notes thereto give a true and fair view of the financial position and performance of the Consolidated entity;

c) In the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) In the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

**N R Forrester**
**Chairman and Managing Director**

Signed at Perth this eleventh day of March 2004.

## STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF YEAR ENDED 31 DECEMBER 2003

| | Notes | Consolidated Half Year 2003 $ | Half Year 2002 $ |
|---|---|---|---|
| Revenue from ordinary activities | | 152,907 | 48,223 |
| Administration expenses | | (448,692) | (419,876) |
| Borrowing costs | | (2,660) | (2,205) |
| Exploration interests written off | | - | (296,402) |
| Other expenses from ordinary activities | | (32,436) | (21,324) |
| **Loss from ordinary activities** | | (330,881) | (691,584) |
| Income tax expense from ordinary activities | | - | - |
| **Loss from ordinary activities after related income tax expense** | | (330,881) | (691,584) |
| **Net Loss** | | (330,881) | (691,584) |
| **Total changes in equity other than those resulting from transactions with owners as owners** | | (330,881) | (691,584) |
| **Basic Earnings per Share (cents per share)** | | (0.0029) | (0.0068) |
| **Diluted Earnings per Share (cents per share)** | | (0.0029) | (0.0068) |

## STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2003

| | Notes | 31 December 2003 $ | 30 June 2003 $ |
|---|---|---|---|
| CURRENT ASSETS | | | |
| Cash assets | | 407,564 | 360,993 |
| Receivables | | 27,177 | 37,909 |
| TOTAL CURRENT ASSETS | | 434,741 | 398,902 |
| NON CURRENT ASSETS | | | |
| Other financial assets | | - | 15,550 |
| Plant and equipment | | 107,422 | 153,917 |
| Exploration interests | | 9,250,937 | 8,423,764 |
| TOTAL NON CURRENT ASSETS | | 9,358,359 | 8,593,231 |
| TOTAL ASSETS | | 9,793,100 | 8,992,133 |
| CURRENT LIABILITIES | | | |
| Payables | | 147,686 | 224,897 |
| Interest bearing liabilities | | 18,104 | 17,388 |
| Provisions | | 43,603 | 42,513 |
| TOTAL CURRENT LIABILITIES | | 209,393 | 284,798 |
| NON CURRENT LIABILITIES | | | |
| Interest bearing liabilities | | 43,324 | 52,559 |
| TOTAL NON CURRENT LIABILITIES | | 43,324 | 52,559 |
| TOTAL LIABILITIES | | 252,717 | 337,357 |
| NET ASSETS | | 9,540,383 | 8,654,776 |
| EQUITY | | | |
| Contributed equity | | 26,223,433 | 25,006,945 |
| Reserves | | 109,972 | 109,972 |
| | | 26,333,405 | 25,116,917 |

| | | |
|---|---|---|
| Accumulated losses | (16,793,022) | (16,462,141) |
| TOTAL EQUITY | 9,540,383 | 8,654,776 |

## STATEMENT OF CASH FLOWS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

| | Notes | Consolidated Half Year 2003 $ | Half Year 2002 $ |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Payments to suppliers and employees | | (498,310) | (444,351) |
| Interest and bill discounts received | | 9,807 | 53,004 |
| Interest and other costs of finance paid | | (2,659) | (2,210) |
| Net cash used in operating activities | | (491,162) | (393,557) |
| **Cash flows from investing activities** | | | |
| Proceeds from sale of investments | | 155,500 | - |
| Payment for plant and equipment | | (1,173) | (4,326) |
| Exploration, development and evaluation expenditure | | (848,075) | (1,221,824) |
| Net cash used in investing activities | | (693,748) | (1,226,150) |
| **Cash flows from financing activities** | | | |
| Proceeds from issues of equity securities | | 1,240,000 | - |
| Repayment of lease liabilities | | (8,519) | (7,857) |
| Net cash (used in)/provided by financing activities | | 1,231,481 | (7,857) |
| Net decrease in cash held | | 46,571 | (1,627,564) |
| Cash at the beginning of the financial period | | 360,993 | 2,803,527 |
| Effects of exchange rate changes on the balance of cash held in foreign currencies | | - | (17) |
| **Cash at the end of the financial period** | | 407,564 | 1,175,946 |

## 1 BASIS OF PREPARATION

The consolidated entity's half year financial report is a general purpose financial report prepared in accordance Accounting Standard 1029 'Interim Financial Reporting' and the Corporations Act 2001. The half year financial report not include notes of the type normally included in an annual financial report and should be read in conjunction with the annual financial report.

The accounting policies adopted by the consolidated entity in the preparation of the half year financial report are consi with those adopted and disclosed in the 2003 annual financial report.

## 2 GOING CONCERN

The financial statements have been prepared on the basis that the consolidated entity is a going concern, which contemp the continuity of normal business activity, realisation of assets and the settlement of liabilities in the normal cours business.

If the consolidated entity chooses to maintain its current high level of exploration expenditure, it will have to raise additi capital. The consolidated entity has utilised this option in the past. If the consolidated entity does not raise additional ca in the short term it can continue as a going concern by substantially reducing exploration expenditure until fundir available and/or entering joint venture arrangements.

Further, the consolidated entity has the potential to earn future royalty revenue. The consolidated entity has a royalty with Sons of Gwalia Ltd that covers mining leases within which lies the Red October gold deposit. In terms of this dee consolidated entity is entitled to 1.75% of the spot value of all gold sales (less refining costs, gold sales costs and royalties paid to the government or Native Title parties) after the production of 160,000 ozs from these leases. To date 107,000 ozs have been produced. In its 31 December 2003 half yearly report, Sons of Gwalia Limited reported that re drilling had increased geological confidence by confirming the continuity of high grade gold mineralisation and improvin understanding of the distribution of high grade shoots within the upper levels of the proposed underground mine.

The Directors are of the opinion that the basis upon which the financial statements are prepared is appropriate in circumstances. However, if an event were to arise where the consolidated entity could not rely upon its potential fu royalty income, could not raise additional equity capital or reduce its current rate of exploration expenditure by entering joint ventures in order to remain as a going concern, there is no certainty as to whether the Company could realise assets a amounts as shown in the financial statements and extinguish liabilities in the normal course of business.

## 3. SEGMENT INFORMATION FOR THE HALF YEAR ENDING 31 DECEMBER 2003

The Company operates in Australia, Namibia and Botswana in the area of mineral exploration.
In Australia the exploration focus is on gold and basemetals.
In Namibia the exploration focus is on diamonds and basemetals.
In Botswana the exploration focus is on basemetals.

### Geographical Segments

| | Australia Half Year 2003 | Australia Half Year 2002 | Namibia Half Year 2003 | Namibia Half Year 2002 | Botswana Half Year 2003 | Botswana Half Year 2002 | Consol'd Half Year 2003 | Consol Half Y 2002 |
|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | |
| External sales | - | - | - | - | - | - | - | |
| Inter-segment sales | - | - | - | - | - | - | - | |
| Total segment revenue | - | - | - | - | - | - | - | |
| Unallocated corporate revenue | | | | | | | 152,907 | 48, |
| Consolidated total revenue | | | | | | | 152,907 | 48, |
| **Results** | | | | | | | | |
| Segment result | - | (296,402) | (6,065) | (7,812) | - | - | (6,065) | (304, |
| Unallocated corporate revenue | | | | | | | 152,907 | 48, |
| Unallocated corporate expenses | | | | | | | (477,723) | (435, |
| Loss/result from ordinary activities before income tax expense | | | | | | | (330,881) | (691, |
| Income tax expense | | | | | | | - | |
| Loss/result from ordinary activities after income tax expense | | | | | | | (330,881) | (691, |
| Extraordinary items | | | | | | | - | |

| | | |
|---|---|---|
| Net loss | (330,881) | (691,: |

### 4 SUBSEQUENT EVENTS

On 13 February 2004, the Company completed a placement of 7,000,000 fully paid ordinary shares to raise $700,000. The placement was at an issue price of $0.10 per share. The financial effect of the above transaction has not been brought to account as at 31 December 2003.

On 7 January 2004, the Company entered into a joint venture agreement with Barrick Gold of Australia Limited (BGAL) in respect of its Telfer project tenements. BGAL must spend $5 million to earn a 51% equity in the Telfer project, at which point the Company can elect to either contribute pro-rata or be free carried through to mining with a 25% equity.

## 5 CHANGES IN COMPOSITION OF THE CONSOLIDATED ENTITY

On 24 October 2003 a 100% subsidiary has been registered in Botswana in the name of Mount Burgess Mining NL for the purpose of mineral exploration.

## 6 DIVIDENDS

No dividends have been recognised as a liability in the half year or paid during the half year without previously being recognised as a liability.

## 7 CONTINGENT ASSETS OR LIABILITIES

There have been no changes to contingent assets or contingent liabilities since the 30 June 2003 Annual Report.

# Deloitte

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Central Park
Level 16
152-158 St. Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

## Independent review report to the members of Mount Burgess Mining N.L.

**Scope**

We have reviewed the financial report of Mount Burgess Mining NL for the half-year ended 31 December 2003 as set out on pages 4 to 8. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

**Statement**

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mount Burgess Mining NL is not in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and
- (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

*Deloitte Touche Tohmatsu*

DELOITTE TOUCHE TOHMATSU

Graham McHarrie
Partner
Chartered Accountants
Perth, Western Australia
11 March 2004

Member of
Deloitte Touche Tohmatsu

**MOUNT BURGESS MINING N.L.**

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

29 March 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

**Further Significant Geochemical Sample Results - Tsumkwe Basemetals Project, Namibia - EPL 3022 (100%)**

The Company is pleased to announce that it has received further encouraging results from infill soil geochemical sampling conducted over the above tenement.

Samples were taken every 50m along north/south lines spaced 100m apart, covering an area to 400m west of the initial sample line from which significantly elevated results were received, as announced to the Australian Stock Exchange on 8 March 2004. Sampling to the east of this initial line was not able to be conducted because of inaccessibility due to heavy rainfalls.

Twenty-seven consecutive samples on all four of the programme's north/south lines returned significantly elevated zinc and lead values, as compared to overall average background values (O.A.B.V.) as follows:

| | Zinc | | Lead | |
|---|---|---|---|---|
| Width of Elevated values | Elevated Average Value | O.A.B.V. | Elevated Average Value | O.A.B.V. |
| 300m | 1,471 ppm | 54 ppm | 720 ppm | 48 ppm |

Significant silver grades were also recorded. Highest values recorded per line, were as follows:

| Line No. | Location | Zinc | Lead | Silver |
|---|---|---|---|---|
| 1 | 100m west of initial line | 1,947 ppm | 1,150 ppm | 22 g/t |
| 2 | 100m west of Line 1 | 2,134 ppm | 1,651 ppm | 9 g/t |
| 3 | 100m west of Line 2 | 2,718 ppm | 2,054 ppm | 8 g/t |
| 4 | 100m west of Line 3 | 2,568 ppm | 950 ppm | 9 g/t |

Cont'd...

Samples were assayed by AAS method. The zone of mineralisation is open to both the east and the west.

Whilst sampling was not able to be conducted to the east of the initial line during this programme, the Company believes that it now has sufficient information to determine the strike direction of the zone of mineralisation, which is well defined by a thickly vegetated coincident anomaly. As a result, geological mapping is currently being conducted in preparation for RC drilling within the next two weeks. A rig is available on site.

Yours faithfully,

**Nigel Forrester**
**Chairman and Managing Director**

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr M Spence, B.Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

**MOUNT BURGESS MINING N.L.**

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

30 March 2004



The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Macrodiamond Recovered from Loam Sample NN 2523
**TSUMKWE DIAMOND PROJECT, Namibia**

**The Company is pleased to announce the discovery of an unabraded broken dodecahedron macrodiamond from Loam Sample NN 2523 as identified by the Company's mineral sorter.** The diamond was recovered from the 0.8 mm to 1.2 mm size fraction from material collected between 0.4mm and 2.0 mm in size.

The diamond is the fifth to be recovered by the Company and was from a loam sample collected in the eastern portion of EPL 2014 (Mount Burgess Mining N.L. 90%, Kimberlite Resources (Pty) Ltd 10%) in the Delta/Ebony search area. The diamond was recovered 3.5km south east of another macrodiamond found in Loam Sample NN 740, as announced to the Australian Stock Exchange on 7 December 2001. The Delta/Ebony search area is characterized by shallow (<15 metres depth) Kalahari Formation sands overlying granitic basement rocks and was prioritised for sampling as it is considered a likely source area to explain the presence of kimberlitic garnet anomalies located further to the west.

A number of geophysical targets have been prioritised for drilling in this area.

Yours faithfully,

**Nigel Forrester**
**Chairman and Managing Director**

*Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Mr Martin Spence, B.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.*

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

# QUARTERLY REPORT

# 31 March 2004

# Highlights

## AUSTRALIA

### GOLD EXPLORATION, TELFER, WESTERN AUSTRALIA

- Barrick Gold of Australia Limited assumed management of the Telfer Joint Venture.

## AFRICA

### DIAMOND EXPLORATION, TSUMKWE, NAMIBIA

- The recovery of a macrodiamond 3.5 kms south east of a previously recovered macrodiamond supports the possibility of the occurrence of a diamond bearing kimberlite within the central southern part of the project area.

- The recovery of a number of fresh kimberlitic garnets from drill hole NAM 395, supports the possibility of another local kimberlite source, in the central western part of the project area.

### BASE METALS EXPLORATION, TSUMKWE, NAMIBIA

- Soil geochemical sampling has generated an anomaly returning significant values of up to 2718 ppm zinc, 2054 ppm lead and 22 g/t silver over a 300m wide zone, open ended along strike. This anomaly is currently being drilled.

### BASE METALS EXPLORATION, KIHABE, BOTSWANA

- Further drilling has now delineated a zone approximately 2km long, containing significant grades of zinc, lead and silver.

# MOUNT BURGESS MINING N.L.

## REPORT FOR THE QUARTER ENDED 31 MARCH 2004

# AUSTRALIA

### TELFER GOLD PROJECT

*(Mount Burgess Mining N.L. 100%, Barrick Gold of Australia Limited has the right to initially earn 51%)*

Barrick Gold of Australia Limited assumed management of the Telfer joint venture during the quarter. Heavy rains prevented field work during the quarter, however office studies including the compilation of historic data has commenced. New project scale geophysical images are currently being produced and updated interpretations are underway.

Subject to the weather, Barrick intends to commence field work on the project in early to mid May.

*This section of the report has been approved for release by Barrick Gold of Australia Limited.*

# AFRICA

### DIAMOND EXPLORATION

**TSUMKWE, Namibia**

**EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020**

*(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resources (Pty) Ltd 10%)*

**EPL's 3021 and 3022**

*(MTB (Namibia) (Proprietary) Ltd 100%)*

**Drilling, Heavy Mineral Processing and Binocular Microscopy**

A review of all the historical diamond exploration data was undertaken in January/February 2004. This work defined a number of target areas proximal to those areas in which the Company has previously recovered G10 garnets and diamonds. The review also included down-hole geochemistry and structural and geological reinterpretation.

Ongoing loam sampling produced a diamond in the +0.4 to -0.8mm size range (as announced to the Australian Stock Exchange on 30 March 2004) which was found within 3.5 km south east of a previously discovered diamond, in the central southern part of the project (the Delta/Ebony area). **This discovery supports the strong possibility that a diamond bearing kimberlite occurs within this tenement area.**

A number of kimberlitic garnets were found during the quarter, including a cluster of 23 kimberlitic garnets from drill hole NAM 395, drilled some 52 kilometres to the north west of the Delta/Ebony area. Of these, 16 were fresh to fresh-worn garnets. NAM 395 was drilled 12km to the east of drill hole NAM 352 that had previously returned a **diamond and a G10 pyrope garnet. The freshness of some of these garnets supports the possibility of another local kimberlite source.**

A number of geophysical targets have been selected for drilling this quarter in both of the above areas.

A total of 63 holes were drilled during the quarter for 1,814 metres.

## BASE METALS EXPLORATION
**TSUMKWE, NAMIBIA**
**EPL 3022**
*(Mount Burgess Mining N.L. 100%)*

A regional 100m spaced soil sampling programme on 2km spaced north-south lines returned a significant spread of geochemical anomalies within the Damara Sequence carbonates. Follow-up 50 m sampling on four 100 m spaced north-south lines west of regional line 489000 east, confirmed **significantly high continuous 300 metre wide values averaging 1,472 ppm zinc (against an overall background value of 54ppm zinc) and 720 ppm lead (against an overall background value of 48ppm lead), as shown on the attached plan.**

Significant silver grades were also recorded. Highest values recorded per line were as follows:

| Line No. | Location | Zinc (ppm) | Lead (ppm) | Silver (g/t) |
|---|---|---|---|---|
| 1 | 100 m west of regional line | 1,947 | 1,150 | 22 |
| 2 | 100 m west of Line 1 | 2,134 | 1,651 | 9 |
| 3 | 100 m west of Line 2 | 2,718 | 2,054 | 8 |
| 4 | 100 m west of Line 3 | 2,568 | 950 | 9 |

Samples were assayed by AAS method.

Mapping has defined the structures hosting this mineralization and **Reverse Circulation drilling designed to test this anomaly to 120 m vertical depth is currently underway.** The mineralization appears to be stratabound (confined to a specific horizon) and can be traced continuously for a number of kilometres.

Infill soil sampling and geological interpretation is also being undertaken to further define economic targets within this sequence.

## BASE METALS EXPLORATION
**KIHABE, Botswana**
**PL 69/2003**
*(Mount Burgess Mining N.L. 100%)*

Broad spaced Reverse Circulation drilling was completed (four holes for 441 metres) by mid February, over a NE/SW trending, 2.5 km long zinc and lead soil anomaly. **A mineralised zone approximately 2,000 metres long was defined within the Damara Sequence carbonates and quartzites, some 16 metres wide with an average grade of 3.6% zinc, 1.3% lead and 43.5 g/t silver at the most south western end (defined by previous drilling), increasing to 30 metres with an average grade of 2.2% zinc, 0.8% lead and 12.1 g/t silver at the most north eastern end.** More holes are planned to test the centre of the anomaly and continuity of the mineralisation. A summary of these drill results is listed below together with a plan showing drill hole locations.

A number of untested anomalous zones remain within this tenement.

**Mineralised intersections (current drilling)**

| Hole ID | Depth (m) | Interval (m) | Zinc % | Lead % | Silver g/t |
|---|---|---|---|---|---|
| KIH010 | 38 - 56 | 18 | 1.7 | 1.0 | 8.3 |
| KIH011 | 88 - 129 | 41 | 2.6 | 0.6 | 15.9 |

**Mineralised intersections (previous drilling)**

| Hole ID | Depth (m) | Interval (m) | Zinc % | Lead % | Silver g/t |
|---|---|---|---|---|---|
| KIH001 | 42 - 47 | 5 | 1.3 | 1.7 | 21.4 |
| | 63 - 80 | 17 | 3.1 | 1.4 | 36.9 |
| KIH003 | 106 – 113 | 7 | 2.9 | 1.3 | 77.7 |
| KIH004 | 80 - 89 | 9 | 3.2 | 1.6 | 12.3 |
| | 96 - 112 | 16 | 4.1 | 1.2 | 50.1 |

Samples were assayed by AAS method.

*All information in this section of the report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr Martin Spence, B.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.*

# CORPORATE

### Share Placement

On 13 February 2004, the Company announced the placement of 7 million shares at 10 cents per share to raise an additional $700,000.


Zn ppm
2430
1960
1810
1660
1400
1160
962
838
721
605
512
413
317
223
Awaiting Results
Awaiting Results
100m

**MOUNT BURGESS MINING N.L.**
**Tsumkwe Basemetals Project**
**Namibia**
**Zinc Soil Geochemical Anomaly**


Zn ppm
911
358
235
181
141
119
103
92
82.5
73.1
63.8
56.2
49.7
44.7
39.2
31.6
7.04
KIH2
AP11
KIH1
KIH4
KIH3
Sandstone / Dolomite
Contact with Strike
and Dip information
KIH11
KIH12
88-128m 40m@2.7% Zn, 0.6% Pb, 16.3g/t Ag
KIH7
60
67-133m 76m@3.0% Zn, 1.6% Pb, 96.7g/t Ag
45
KIH8
AP12
25-38m 13m@1.2% Zn, 0.6% Pb, 9.8g/t Ag
KIH6
73-81m 8m@0.8% Zn, 0.3% Pb
Sandstone
Dolomite
KIH5
62-93m 31m@1.0% Zn, 0.3% Pb, 5g/t Ag
91-106m 15m@1.1% Zn, 0.4% Pb, 7g/t Ag
AP11
21-35m 14m@0.6% Zn, 0.6% Pb
44-58m 14m@1.9% Zn, 0.6% Pb
70-100m 30m@2.8% Zn, 0.9% Pb, 20.9g/t Ag
KIH1
68-98m 30m@2.4% Zn, 0.8% Pb, 33.7g/t Ag
KIH9
KIH3
105-114m 9m@2.5% Zn, 1.1% Pb, 61g/t Ag
118-120m 2m@64g/t Ag, 0.4% Cu
KIH4
80-90m 10m@3.0% Zn, 1.4% Pb, 12g/t Ag
96-105m 9m@>4.5% Zn, 1.6% Pb, 31g/t Ag
110-112m 2m@>6.4% Zn, 2.7% Pb, 194g/t Ag
125-139m 14m@1.8% Zn, 0.6% Pb, 4g/t Ag
NAMIBIA
BOTSWANA
500m

**MOUNT BURGESS MINING N.L.**
**Kihabe Basemetals Project**
**Botswana**
**Zinc Soil Geochemical Anomaly**
**showing Historical and Recent**
**Drilling Intersections**

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (647) | (1,831) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 700 | 1,940 |
| 1.15 | Proceeds from sale of forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | - | - |
| 1.17 | Repayment of borrowings | - | - |
| 1.18 | Dividends paid | - | - |
| 1.19 | Other – Lease repayments | (31) | (40) |
| | **Net financing cash flows** | 669 | 1,900 |
| | **Net increase (decrease) in cash held** | 22 | 69 |
| 1.20 | Cash at beginning of quarter/year to date | 408 | 361 |
| 1.21 | Exchange rate adjustments to item 1.20 | - | - |
| 1.22 | **Cash at end of quarter** | 430 | 430 |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 86 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

+ See chapter 19 for defined terms.

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | - | - |
| 3.2 | Credit standby arrangements | 121 | 4 |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 150 |
| 4.2 | Development | - |
| | **Total** | 150 |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 12 | 10 |
| 5.2 | Deposits at call | 418 | 398 |
| 5.3 | Bank overdraft | - | - |
| 5.4 | Other (provide details) | - | - |
| | **Total: cash at end of quarter** (item 1.22) | 430 | 408 |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | | | | |
| 6.2 | Interests in mining tenements acquired or increased | | | | |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | N/A | | | |
| 7.2 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities** | 125,000,000 | 125,000,000 | | |
| 7.4 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs | 7,000,000<br>- | 7,000,000<br>- | | |
| 7.5 | **+Convertible debt securities** *(description)* | N/A | N/A | | |
| 7.6 | Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options** Employee Share Plans | 2,250,000<br>1,250,000<br>100,000<br>500,000 | Nil<br>Nil<br>Nil<br>Nil | 25 cents<br>25 cents<br>25 cents<br>25 cents | *Expiry date*<br>31/12/05<br>31/12/06<br>31/12/07<br>31/12/09 |
| 7.8 | Issued during quarter | Nil | | | |
| 7.9 | Exercised during quarter | Nil | | | |
| 7.10 | Expired during quarter | Nil | | | |
| 7.11 | **Debentures** *(totals only)* | N/A | | | |
| 7.12 | **Unsecured notes** *(totals only)* | N/A | | | |

+ See chapter 19 for defined terms.

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Dean Scarparolo (Company Secretary) Date: 21 April 2004

Print name: DEAN A SCARPAROLO

## Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

= == == == ==

**MOUNT BURGESS MINING N.L.**

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

28 April 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

**EMPLOYEE SHARE OPTION PLAN**

The Company wishes to advise that in accordance with Clause 11.2(3) of its Employee Share Option Plan whereby an option held by an Eligible Employee immediately lapses upon

> "the Eligible Employee ceasing to be an Eligible Employee and not exercising the Option within 30 days following that event, unless a longer period is otherwise determined by the Directors"

the following will apply:

<u>Options Lapsing</u>

| | |
|---|---|
| ASX Ref MTBAM | 300,000 Options (original expiry date 31/12/05) |
| ASX Ref MTBAO | 250,000 Options (original expiry date 31/12/06) |
| ASX Ref MTBAQ | 200,000 Options (original expiry date 31/12/07) |

<u>Longer period for exercise determined by Directors</u>

| | |
|---|---|
| ASX Ref MTBAM | 200,000 Options under this plan with an expiry date of 31/12/05 will lapse if not exercised by 31/12/04. |

Yours faithfully

Jan Forrester
Company Secretary

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

**MOUNT BURGESS MINING N.L.**

ABN

**31 009 067 476**

We (the entity) give ASX the following information.

# Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | **UNQUOTED/UNLISTED EMPLOYEE SHARE OPTIONS** |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | **1,650,000** |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | **Unquoted/unlisted options from the Company's Employee Share Option Plan, exercisable at 25 cents and expiring on 31 December 2009.** |

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | **No**<br><br>**Shares issued upon the exercise of options will rank parri passu with the then existing ordinary share capital** |
| 5 | Issue price or consideration | nil |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | **Options from the Employee Share Option Plan are issued, from time, to reward past services and contributions of eligible employees and also to assist in the recruitment, retention, incentive and motivation of eligible employees of the Company** |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | **Option Certificates will be given to staff within the next 14 days.** |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | **125,000,000** (original correct to ASX) | **Ordinary Fully Paid** |

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 1,950,000 | Unlisted employee share Options expiring 31/12/05 (ASX Ref MTBAM) |
| 1,100,000 | Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO) |
| 100,000 | Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ) |
| 1,650,000 | Unlisted employee share Options expiring 31/12/09 |

**All above options exercisable at 25 cents**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

**At present the company does not have a dividend policy**

# Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

| | | |
|---|---|---|
| 19 | Closing date for receipt of acceptances or renunciations | |

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: *Jan Forrester* Date: 28 April 2004
Company Secretary

Print name: Jan Forrester

== == == == ==